UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hanna, David W.
   c/o State of the Art, Inc.
   56 West Technology Drive
   Irvine, California  92618-2301
   United States
2. Issuer Name and Ticker or Trading Symbol
   State of the Art, Inc., a California corporation
   SOTA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 31, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, Chief Executive Officer, and Chairman of the Board of Directors
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock, no par value |03/02/|U   | |110,811           |D  |22.000     |0                  |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Option:  right to purc|6.7500  |03/30|J   | |75,000     |D  |02/17|02/16|Common stock|1      |0      |0           |   |            |
hase                  |        |/98  |    | |           |   |/94  |/04  |            |       |       |            |   |            |
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Option:  right to purc|8.4375  |03/30|J   | |25,000     |D  |02/17|02/16|Common stock|1      |0      |0           |   |            |
hase                  |        |/98  |    | |           |   |/94  |/04  |            |       |       |            |   |            |
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Option:  right to purc|8.7500  |03/30|J   | |100,000    |D  |(1)  |02/21|Common stock|1      |0      |0           |   |            |
hase                  |        |/98  |    | |           |   |     |/01  |            |       |       |            |   |            |
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Option:  right to purc|12.3750 |03/30|J   | |25,000     |D  |01/02|01/01|Common stock|1      |0      |0           |   |            |
hase                  |        |/98  |    | |           |   |/98  |/00  |            |       |       |            |   |            |
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Option:  right to purc|12.3750 |03/30|J   | |25,000     |D  |01/02|01/01|Common stock|1      |0      |0           |   |            |
hase                  |        |/98  |    | |           |   |/99  |/00  |            |       |       |            |   |            |
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Option:  right to purc|6.7500  |03/30|J   | |225,000    |D  |(2)  |02/16|Common stock|1      |0      |0           |   |            |
hase                  |        |/98  |    | |           |   |     |/04  |            |       |       |            |   |            |
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Option:  right to purc|8.4375  |03/30|J   | |75,000     |D  |(3)  |02/16|Common stock|1      |0      |0           |   |            |
hase                  |        |/98  |    | |           |   |     |/04  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
J:  Cancellation and cashout of options pursuant to the acquisition of the issuer by the Sage Group plc.  The reporting person received a cash payment for each cancelled option, equal to the difference between Sage's
$22.00 per share tender offer and the option's exercise price.
(1) These options vested at the rate of 1/48 (approximately 2,083) per month.
The reporting person could not exercise any of these options before 21
August 1995.
(2) These options vested at the rate of 6,250 per month, beginning 21 December
1993.
(3) These options vested at the rate of 1/36 (approximately 2,083) per month, beginning 21 December 1996.
SIGNATURE OF REPORTING PERSON
David W. Hanna
DATE
7 April 1998